

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 4, 2024

Mary Szela
Chief Executive Officer
TriSalus Life Sciences, Inc.
6272 W. 91st Ave.
Westminster, CO 80031

       Re: TriSalus Life Sciences, Inc.
           Registration Statement on Form S-3
           Filed October 29, 2024
           File No. 333-282882

Dear Mary Szela:

       This is to advise you that we have not reviewed and will not review your registration statement.

       Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Robert Augustin at 202-551-8483 with any questions.

                         Sincerely,

                         Division of Corporation Finance
                         Office of Industrial Applications and Services

cc: Matthew Browne